Exhibit (a)(17)

Goldman Sachs Discussion Materials for Francis Special Committee Goldman, Sachs & Co. 22-Sep-2008

Goldman Sachs Review of Potential Next Steps Considerations for the Special Committee 1) Initial message to James in the press release, reinforced by Charlie to Franz and by GS to Greenhill 2) Is current strategy working? With James? With minority shareholders? 3) What has changed? 4) Should we change course? What James Could Do Next 1) Wait and maintain position that current offer is “fair and generous” 2) Campaign with Francis shareholders that the Special Committee and its advisors are unwilling to engage in negotiations and will not share information 3) Informally indicate that they will increase their proposal, privately or publicly, with or without committed financing 4) Formally increase their proposal, privately or publicly, with or without committed financing 5) Launch tender offer at or above current offer price 6) Withdraw current offer 1

Goldman Sachs Review of Potential Next Steps Alternative Approaches for the Special Committee to Consider 1) Wait for James to improve its current offer – maintain open dialogue and reiterate substantial difference in value that is not a meaningful starting point for negotiation. The ball is in James’ court and the status quo is acceptable 2) Inquire about structures suggested by Franz to Art and Charlie to clarify their position / potential structures, including contingent value rights 3) Indicate there is no need to engage in negotiations unless they are willing to offer a value well into the $100’s 4) Provide additional information to help James offer a counterproposal 5) Offer a counterproposal Timing of the Message 1) Soon – within a week or two 2) Allow market volatility to calm 3) Wait for James to revise its proposal 4) Wait for C-08 data (November time frame) and Presidential election certainty 2

Goldman Sachs Research Price Targets and Key Themes Francis Broker Date Price Target Price and Valuation Commentary Natixis 16-Sep-2008 $95.00¹ ? “One of the collateral outcomes from the current credit market crisis could be the increase in the likelihood that James cannot raise its bid high enough to acquire Francis” ? “We think that if James does walk away, it could be very negative for the group. All things considered, we think a deal is still possible, but it’s just more difficult today than it was a month ago” ? “As the stock is in an arbitrage situation, we are valuing Francis not so much based on fundamentals. Commercial-stage peers are currently trading at 24.3x estimated 2009 earnings; our target price of $95 derives from a 24.5x multiple of our 2009 EPS estimate of $3.87” Oppenheimer 15-Sep-2008 $105.00 ? “We believe Francis is very attractive in the mid- to low-$90s, as we continue to expect James to successfully complete a buyout of the company north of $100/share” ? “Our $105 price target for Francis is based on 2009 consensus P/E and earnings estimates for comparable large-cap biotechnology companies, combined with our estimation for a fair takeover premium for the company. We calculated P/E ratios for each comparable company using recent closing prices and our 2009 EPS estimates. The resulting average P/E ratio for large-cap biotechs is 21x. We believe a 22.5x P/E multiple, a slight premium, is appropriate for Francis, given the company’s comparable 2009-2011E compounded annual EPS growth rate of 14% vs. other large-cap biotechs” 1 Source: Wall Street research Represents price target for standalone Francis. 3

Goldman Sachs

Research Price Targets and Key Themes

Francis

Broker	Date	Price Target	Price and Valuation Commentary
Thomas Weisel Partners	04-Sep-2008	$81.00[1]	■ "The situation resembles the 2005 acquisition of Chiron by Novartis. At the time, NVS maintained a 42% stake in CHIR and increased its bid from $40 to $45 when an independent board found the initial offer to be insufficient. The major hurdle with Francis, like CHIR, is the lack of a competitive bid. We therefore expect acquisition price for Francis to be between James' current offer of $89/share and $109/share that recent acquisitions imply" ■ "**Our price target range of $77 to $85 per share is based on a P/E multiple of 20-22x applied to our 2009 EPS estimate of $3.89.** The P/E range is at a premium to the 2009 19x average of large-cap biotechnology companies and reflects the growth potential of Avastin outside of colorectal cancer as well as Rituxan outside of NHL"
Bernstein Research	21-Aug-2008	$109.00	■ "In our recent research, we concluded that independent advisers to Francis' board could legitimately reach a valuation in the $120-$130 range. The key drivers of this DCF based valuation were: — 1) Francis' approved products and indications (worth $55-$60/share), — 2) Potential of Francis' late stage label expansion programs for currently approved products (worth $25-$30/share), — 3) Francis' Phase II oncology pipeline (worth $17/share), — 4) Francis' early stage R&D assets and capabilities (worth $5/share), — 5) Optionality of access to the companies future innovations beyond 2015 (currently outside James' rights), which we estimate to be worth $8 per share and — 6) Value of the $750-850mm in cost saving synergies James has identified (worth $9/share)" ■ "We now see a 'no deal' outcome as a very low probability outcome, 15% or less, with an associated price of $86 (our pre-bid target price). We see a 20% probability of a deal occurring at $105, a 30% probability of a deal occurring at $110, a 20% probability of a deal occurring at $115, and a 15% probability of a deal occurring at $125. Our new price target of $109 is the probability weighted average of these acquisition scenarios" ■ **"Our most likely outcome is that a negotiated price is agreed on between the two companies for the minority stake in the range of $110"**

Source: Wall Street research
[1] *Represents price target for standalone Francis.*

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Goldman Sachs

Research Price Targets and Key Themes

Francis

Broker	Date	Price Target	Price and Valuation Commentary
Baird	13-Aug-2008	$100.00	■ "We remain confident that this deal will eventually play-out, but likely at a higher price. We think the ultimate price settles in the $100-$110 range" ■ **"We are raising our price target on Francis shares to $100 (from $95), which we now derive by applying a higher multiple of 27x (from 25.5x) our 2009 EPS estimate of $3.95, discounted back by 15%/ year"** ■ "We believe a 27x multiple appropriately captures the company's current value and future opportunities"
BMO Capital Markets	13-Aug-2008	$104.00	■ "Owning all of Francis would eliminate a major crisis for James because James' exclusive license right to all of Francis' products outside of U.S. expires in 2015, which if not renewed, would cost James billions in revenues" ■ **"We believe James will come back to the negotiating table and offer a price around $105 that will be accepted by Francis minority shareholders"**
JP Morgan	13-Aug-2008	$110.00	■ "In our view, this process could take several months, though there is no apparent sense of urgency by Francis. We continue to believe it could be beneficial for the special committee to delay a shareholder vote until the next interim look for Avastin in adjuvant colon cancer expected in Nov 08, as this is a significant value-driving event for Francis shareholders" ■ "**We do not believe James was caught off guard by this announcement, and believe an offer of $110+ will be more reasonable to the special committee and shareholders**. James has indicated that acquiring Francis is key to meeting its longterm goals, and we believe that it is likely this deal will be completed"
Lehman Brothers	13-Aug-2008	$105.00	■ "**We have previously highlighted a $105 price target at 8.5x 2008 sales, 30x 2008 EPS, 50% premium to Pharma pipelines NPV, and a 35% 30-day premium as reasonable based on historical biotech precedents**. Our risk arbitrage team has separately highlighted a historical 17% price bump for comparable minority shareholder buyouts, suggesting improvement in terms to $105 as well" ■ "Lastly, our EU pharma team has suggested accretion to James in 2011 at $105, and as such, we believe an improvement in terms should be acceptable"

Source: *Wall Street research*

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Goldman Sachs Research Price Targets and Key Themes Francis Broker Date Price Target Price and Valuation Commentary Natixis 13-Aug-2008 $95.00 ? “We would caution that there is also the possibility that James could walk away from the deal. We are of the view that James’ motivation to buy the remaining stake of Francis is at least as much financial as it is strategic. Therefore, we would expect James to be price sensitive” ? “Historically, James has also been a patient M&A player. It can always withdraw the bid and wait for a better opportunity (for example, if Francis fails its colorectal adjuvant trial for Avastin next year) to come back with another bid at a lower price” ? “As the stock is in an arbitrage situation, we are valuing Francis not so much based on fundamentals. Commercial stage peers are currently trading at 24.3x estimated 2009 earnings; our target price of $95 derives from a 24.5x multiple of our 2009 EPS estimate of $3.87” Oppenheimer 13-Aug-2008 $105.00 ? “We continue to believe that $102-110/share is a more acceptable price range. We also continue to see a high probability that James will bid higher” ? “Our $105 price target for Francis is based on 2009 consensus P/E and earnings estimates for comparable large-cap biotechnology companies, combined with our estimation for a fair takeover premium for the company. We calculated P/E ratios for each comparable company using recent closing prices and our 2009 EPS estimates. The resulting average P/E ratio for large-cap biotechs is 21x. We believe a 22.5x P/E multiple, a slight premium, is appropriate for Francis, given the company’s comparable 2009-2011E compounded annual EPS growth rate of 14% vs. other large-cap biotechs” Source: Wall Street research 6

Goldman Sachs

Research Price Targets and Key Themes

Francis

Broker	Date	Price Target	Price and Valuation Commentary
Rodman & Renshaw	13-Aug-2008	$90.00[1]	■ "**We have derived a DCF-based price target of $90 based on what we consider to be reasonable, perhaps even conservative, estimates.** As an example, we derived our $90 target without including the blockbuster adjuvant colorectal cancer indication for the purposes of our analysis" ■ **"Assuming a conservative terminal growth rate of 3% to calculate the terminal value, we discount the numbers to 2008 by using the Weighted Average Cost of Capital (WACC) of 9.4% to achieve the value of the firm"** ■ "The ball is in James' court now to come up with a fresh offer which truly reflects the value of Francis" ■ "**Based on our sum-of-the-part valuation taken in conjunction with the average historical premium for a similar sized company we expect the take over value on Francis shares between $106 to $123.** We would argue that, given the value of the Francis franchise, a premium ought to be at the higher end of this range in order to be fair to all shareholders"
Thomas Weisel Partners	13-Aug-2008	$81.00[1]	■ "Though no price was mentioned, we believe a counter offer and negotiations could drive the counter offer to above $100/share, as the current offer is below historic multiples and does not reflect the value of Francis' strong pipeline and likely growth of Rituxan in MS, Lucentis in diabetic macular edema, and Avastin in breast, prostate and non-small cell lung cancers; along with Avastin expansion in the adjuvant setting" ■ **"Applying the historic 8x revenue multiple suggests an acquisition value of $109/share ($114bn)"** ■ "The midpoint of our 12 month price target range is $81. **Our price target range of $77 to $85 per share is based on a P/E multiple of 20-22x applied to our 2009 EPS estimate of $3.89**"
UBS	13-Aug-2008	$115.00	■ "We would expect James to counter with a higher bid, although the timing of this bid is not clear. However, we believe it would be sooner than later, in an attempt to fully capitalize on a positive outcome in the adjuvant Avastin C-08 trial, which we believe, has approximately a 50% probability of success" ■ **"We feel a bid range of $115-$135 as reasonable…much of the value in James acquiring Francis likely lies in longer-term (>2015) value considerations"**

Source: Wall Street research
[1] Represents price target for standalone Francis.

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Goldman Sachs

Research Price Targets and Key Themes

James

Broker	Date	Price Target	Price and Valuation Commentary
UBS	18-Sep-2008	CHF 200.00	■ "We believe, in the near term, recent tightening of credit markets lowers the probability of a significantly higher bid for Francis, diminishing one of our main catalysts for our ST Sell rating. As the bid is not a tender offer, James can wait for a more favourable environment. We understand James had received tentative assent from its financing consortium in August, but current developments may a) reduce the ability of James to gear up optimally and thereby necessitate b) delaying the bidding process, contrary to recent management comments"
Merrill Lynch	16-Sep-2008	CHF 210.00	■ "Update on Francis acquisition: — 1) Management reiterated its intention to pursue a "negotiated settlement". Although fallback options exist should this not be possible, management was unwilling (understandably) to discuss these; — 2) No update was provided on expected deal completion timelines. Mr.Schwan noted a quicker transaction clearly benefits both parties given Francis employee retention may be affected the longer the process continues. Encouragingly however there have been no problems with retention to date; — 3) Management remain confident on achieving attractive financing despite economic backdrop; — 4) Recent movements in CHF/USD have no impact on their willingness to do the deal"
	08-Sep-2008	CHF 210.00	— "**While market concerns exist over James potentially overpaying, we highlight that our forecasts suggest significant flexibility** as: — 1) Deal would be NPV neutral up to $100 assuming positive Avastin adjuvant data — 2) Deal would 09E EPS neutral on our base case estimates (excluding Avastin adjuvant) up to c$120"

Source: Wall Street research

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